Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT INC. ANNOUNCES CASH TENDER OFFER AND CONSENT SOLICITATION FOR ALL OF ITS OUTSTANDING
8.75% SENIOR SUBORDINATED NOTES DUE 2012

(December 15, 2005 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) (“Corus”) announced today that it has commenced a cash tender offer and consent solicitation for its outstanding US$375.0 million aggregate principal amount of 8.75% Senior Subordinated Notes due 2012 (“Notes”). The tender offer is scheduled to expire at 12 midnight ET on January 13, 2006 (“Expiration Date”), unless extended. The consent solicitation is scheduled to expire at 5 p.m. ET on December 29, 2005 (“Consent Deadline”), unless extended. The tender offer is being made upon the terms, and subject to the conditions, set forth in the Offer to Purchase and Consent Solicitation Statement dated December 15, 2005 (“Offer to Purchase”), and related Letter of Transmittal and Consent, which more fully sets forth the terms of the tender offer and consent solicitation. Holders may withdraw their tenders prior to 5 p.m. ET on December 29, 2005, but not thereafter, except as may be required by law or as may be extended under the Offer to Purchase.

The total consideration per US$1,000 principal amount of Notes validly tendered and not withdrawn prior to the Consent Deadline will be based on the present value on the Early Settlement Date (as defined below) [or on the Final Settlement Date (as defined below), if Corus forgoes the Early Settlement Date] of US$1,043.75 (the amount payable on March 1, 2007, which is the date that the Notes may first be redeemed by Corus), and the present value of interest that would accrue from the last interest payment date and that would be payable on each interest payment date occurring on or prior to March 1, 2007, in each case determined based on a fixed spread of 50 basis points over the bid-side yield of the 3.375% U.S. Treasury Notes due February 28, 2007. Yields for the treasury notes referenced above will be calculated at 2 p.m. ET, at least one business day following the Consent Deadline (the “Price Determination Date”) and at least two business days prior to expiration of the tender offer. Corus intends to issue a press release announcing the Price Determination Date by 9:30 a.m., ET, on such date and will issue a press release announcing the pricing information promptly after it is determined.

Corus may elect to set an early settlement date for purchase of Notes previously tendered (the “Early Settlement Date”). Assuming the successful completion of the tender offer, any tendered notes not purchased on the Early Settlement Date, if any, will be purchased on a date promptly following expiration of the tender offer (the “Final Settlement Date”).

In connection with the tender offer, Corus is soliciting consents to certain proposed amendments to eliminate substantially all of the restrictive covenants and certain events of default in the indenture governing the Notes. Corus is offering to make a consent payment of US$20.00 per US$1,000 principal amount of Notes to holders who validly tender their Notes and deliver their consents at or prior to the Consent Deadline. The consent payment is included in the total consideration. Holders who come in after the Consent Deadline but prior to expiration will receive the total consideration less the consent payment.

Holders tendering Notes will be required to consent to proposed amendments to the indenture governing the Notes, which will eliminate substantially all of the affirmative and restrictive covenants and certain events of default and related provisions contained in the indenture. The amendments become operative when the Notes validly tendered and not withdrawn are accepted for purchase at the earlier of the Early Settlement Date and the Final Settlement Date.

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Adoption of the proposed amendments requires the consent of at least a majority of the outstanding principal amount of the Notes. The consummation of the tender offer and consent solicitation is subject to the conditions set forth in the Offer to Purchase, including the receipt of consents of Noteholders representing the majority in aggregate principal amount of the Notes and is conditioned on Corus obtaining the financing necessary to fund the tender offer and consent solicitation.

The tender offer will expire at 12 midnight ET on January 13, 2006, unless the offer is extended or terminated by Corus. Corus may, subject to certain restrictions, amend, extend or terminate the offer and consent solicitation at any time in its sole discretion without making any payments with respect thereto. Tendered Notes may not be withdrawn and consents may not be revoked after December 29, 2005, except in limited circumstances.

Corus has engaged Citigroup Corporate and Investment Banking as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions regarding the tender offer and consent solicitation may be directed to Citigroup at (800) 558-3745 or (212) 723-6106. Requests for documentation should be directed to Global Bondholder Services Corporation at (866) 470-4300 or (212) 430-3774, the information agent and depositary for the tender offer and consent solicitation.

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of a consent with respect to any of the Notes. The tender offer is being made solely by means of the Offer to Purchase.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

Tom Peddie
Senior Vice President & Chief Financial Officer
Corus Entertainment Inc.
(416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.